LightInTheBox Reports Second Quarter 2019 Financial Results

Beijing, China, September 9, 2019 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•                  Total revenues regained growth momentum increasing 4.9% year-over-year to $58.1 million.

•                  Gross margin increased substantially to 41.9% from 25.4% in the same quarter of 2018.

•                  Adjusted EBITDA1 improved significantly and turned positive, increasing to earnings of $0.9 million, compared with a loss of $8.9 million in the same quarter of 2018.

•                  Net loss narrowed to $7.3 million, compared with a net loss of $9.5 million in the same quarter of 2018. Net loss included the impact from a $6.6 million non-operating loss due to the change in fair value of the convertible promissory notes associated with the acquisition of Ezbuy.

•                  Selling and marketing expenses as a percentage of total revenue decreased to 19.8% from 20.4% in the same quarter of 2018.

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “I’m glad to report solid results which I believe demonstrate just how effective our efforts over the past few quarters have been in stabilizing and turning our business around. Revenues during the quarter regained growth momentum by increasing 4.9% year-over-year. Gross margin expanded significantly to 41.9%, driven by a shift in product mix towards higher margin products. More importantly, adjusted EBITDA turned positive, increasing to earnings of $0.9 million compared to a loss of $8.9 million during the same period last year. We continue to cut costs and are carefully investing in R&D in order to drive future growth.  Selling and marketing expenses as a percentage of revenue decreased to 19.8% as compared to the same quarter of 2018 as our repeat purchase rate gradually increases. With our financial and operational metrics improving since the acquisition of Ezbuy, I’m fully confident that we have the right strategy in place to build upon this momentum going forward.”

Second Quarter 2019 Financial Results

Total revenues increased by 4.9% year-over-year to $58.1 million from $55.4 million in the same quarter of 2018. Revenues from product sales were $57.1 million, compared with $52.0 million in the same quarter of 2018. Revenues from service and others were $1.0 million, compared with $3.4 million in the same quarter of 2018.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

The number of orders for product sales was 1.3 million in the second quarter of 2019, compared with 0.9 million in the same quarter of 2018. The number of customers for product sales was 0.8 million for the second quarter of 2019, compared with 0.7 million in the same quarter of 2018.

Revenues generated from product sales in the apparel category were $20.3 million in the second quarter of 2019, compared with $18.7 million in the same quarter of 2018. As a percentage of product sales, apparel revenues accounted for 35.6% in the second quarter of 2019, compared with 36.0% in the same quarter of 2018. Product sales from other general merchandise were $36.8 million in the second quarter of 2019.

Total cost of revenues was $33.8 million in the second quarter of 2019, compared with $41.4 million in the same quarter of 2018. Cost for product sales was $33.6 million in the second quarter of 2019, compared with $38.2 million in the same quarter of 2018. Cost for service and others was $0.2 million in the second quarter of 2019, compared with $3.2 million in the same quarter of 2018.

Gross profit in the second quarter of 2019 was $24.4 million, compared with $14.0 million in the same quarter of 2018. Gross margin was 41.9% in the second quarter of 2019, compared with 25.4% in the same quarter of 2018. The increase in gross margin was a result of the Company’s shift in product mix towards higher margin products.

Total operating expenses in the second quarter of 2019 were $26.9 million, compared with $23.7 million in the same quarter of 2018.

•                Fulfillment expenses in the second quarter of 2019 were $4.9 million, compared with $3.7 million in the same quarter of 2018. As a percentage of total revenues, fulfillment expenses were 8.4% in the second quarter of 2019, compared to 6.7% in the same quarter of 2018 and 10.2% in the first quarter of 2019.

•                Selling and marketing expenses in the second quarter of 2019 were $11.5 million, compared with $11.3 million in the same quarter of 2018. As a percentage of total revenues, selling and marketing expenses were 19.8% for the second quarter of 2019, compared to 20.4% in the same quarter of 2018 and 18.3% in the first quarter of 2019.

•                General and administrative (G&A) expenses in the second quarter of 2019 were $6.4 million, compared with $5.9 million in the same quarter of 2018. As a percentage of total revenues, G&A expenses were 11.0% for the second quarter of 2019, compared with 10.6% in the same quarter of 2018 and 15.3% in the first quarter of 2019.

•                Research and development (R&D) expenses in the second quarter of 2019 were $4.1 million, compared with $2.8 million in the same quarter of 2018. As a percentage of total revenues, R&D expenses represented 7.1% for the second quarter of 2019, compared with 5.1% in the same quarter of 2018 and 8.3% in the first quarter of 2019.

Gain from equity method investment was $2.0 million in the second quarter of 2019, compared with $0.1 million in the same quarter of 2018. The $2.0 million of gain in the second quarter of 2019 was derived from the disposal of the equity investment in Demon Network Tech Co., Ltd. The disposal allows the Company to focus more on operating the cross-border platform.

Loss from operations was $2.6 million in the second quarter of 2019, compared with a loss from operations of $9.7 million in the same quarter of 2018.

Net loss was $7.3 million in the second quarter of 2019, compared with a net loss of $9.5 million in the same quarter of 2018.  Net loss included the impact from a $6.6 million non-operating loss due to the change in fair value of the convertible promissory notes associated with the acquisition of Ezbuy.

Net loss per American Depository Share (“ADS”) was $0.11 in the second quarter of 2019, compared with net loss per ADS of $0.14 in the same quarter of 2018. Each ADS represents two ordinary shares.

In the second quarter of 2019, the Company’s weighted average number of ADSs used in computing the loss per ADS was 67,302,278.

Adjusted EBITDA, which represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was a gain of $0.9 million in the second quarter of 2019, compared with a loss of $8.9 million in the same quarter of 2018.

As of June 30, 2019, the Company had cash and cash equivalents and restricted cash of $29.4 million, compared with $30.3 million as of March 31, 2019.

Business outlook

For the third quarter of 2019, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $58 million and $61 million.

Change in Fair Value of Convertible Promissory Notes Associated with the Acquisition of Ezbuy

The Company entered into a Share Purchase Agreement (“SPA”) on November 8, 2018 to acquire Ezbuy in the form of non-interest bearing one-year convertible promissory notes. This SPA took effect on December 10, 2018 when LITB’s closing stock price was $0.64. LITB’s closing stock price on December 31, 2018 and June 30,2019 was $1.22 and $1.48 respectively. The Company adopted Monte-Carlo Simulation based on a scenario-weighted average method to estimate the fair value of the convertible promissory notes. The estimate is based on the probability of each scenario and pay-off of the convertible promissory notes under each scenario. The scenarios include different timing and corresponding conversion price of the convertible promissory notes. The key assumptions adopted in the convertible promissory notes valuation include risk-free rate of interest and expected stock price volatility in the conversion period. The Company recorded a non-cash loss arising from change in fair value of the convertible promissory notes of $6.6 million in the second quarter of 2019.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

Potential impact on adoption of ASC 606 — revenue from contracts with customers

The Company is in the process of assessing on the announcement of ASC 606 — revenue from contracts with customers, principal versus agent considerations for one of the business lines of Ezbuy, which was acquired by the Company on December 10, 2018. In the second quarter and the first quarter of 2019, the Company recognized revenue of $5.5 million and $5.9 million on gross basis, respectively. If this revenue does not meet the criteria under gross basis, it will be recorded under net basis and accordingly, both total revenues and total cost of revenues will decrease by $4.0 million and $4.3 million for the second quarter and the first quarter of 2019, respectively.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on September 9, 2019 to discuss its financial results and operating performance for the second quarter 2019. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

Mainland China: 400-620-8038

International:  +65-6713-5090

Passcode: 1383609

A telephone replay will be available two hours after the conclusion of the conference call through September 16, 2019. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International:  +61-2-8199-0299

Passcode: 1383609

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce company that delivers products directly from manufacturers to its customers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its platforms at www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen Ms.

Xiaoyan Su

Tel: +86 (10) 5900 3429

Email:  ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp Phone:  +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and  similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of June 30,
	2018	2019
ASSETS
Current Assets
Cash and cash equivalents	38,808	28,752
Restricted cash	994	646
Accounts receivable, net of allowance for doubtful accounts	1,463	1,926
Amounts due from related parties	—	4,398
Inventories	8,481	7,326
Prepaid expenses and other current assets	5,811	3,847
Total current assets	55,557	46,895
Property and equipment, net	3,652	3,269
Intangible assets, net	9,890	9,290
Goodwill	28,169	28,169
Operating lease right-of-use assets, net	—	6,318
Long-term rental deposits	1,131	864
Long-term investments	5,188	2,913
TOTAL ASSETS	103,587	97,718

LIABILITIES AND DEFICIT
Current Liabilities
Accounts payable	12,941	12,885
Amounts due to related parties	4,953	1,211
Convertible promissory notes	51,922	63,864
Advance from customers	17,732	18,162
Current operating lease liabilities	—	3,326
Income tax payable	26	211
Accrued expenses and other current liabilities	22,662	23,308
Total current liabilities	110,236	122,967

Non-current operating lease liabilities	—	997
Non-current finance lease liabilities	1,156	2,893
TOTAL LIABILITIES	111,392	126,857

DEFICIT
Ordinary shares	11	11
Additional paid-in capital	239,269	240,225
Treasury shares, at cost	(27,261)	(27,261)
Accumulated other comprehensive loss	(932)	(1,822)
Accumulated deficit	(218,887)	(240,391)
Non-controlling interests	(5)	99
TOTAL DEFICIT	(7,805)	(29,139)
TOTAL LIABILITIES AND DEFICIT	103,587	97,718

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2019	2018	2019
Revenues
Product sales	52,064	57,111	118,032	106,900
Services and others	3,379	1,031	7,465	2,115
Total revenues	55,443	58,142	125,497	109,015
Cost of revenues
Product sales	(38,160)	(33,618)	(84,050)	(66,403)
Services and others	(3,210)	(162)	(6,888)	(519)
Total Cost of revenues	(41,370)	(33,780)	(90,938)	(66,922)
Gross profit	14,073	24,362	34,559	42,093
Operating expenses
Fulfillment	(3,700)	(4,906)	(8,180)	(10,171)
Selling and marketing	(11,318)	(11,523)	(27,396)	(20,792)
General and administrative	(5,889)	(6,371)	(10,874)	(14,175)
Research and development	(2,822)	(4,128)	(5,836)	(8,308)
Total operating expenses	(23,729)	(26,928)	(52,286)	(53,446)
Loss from operations	(9,656)	(2,566)	(17,727)	(11,353)
Exchange loss on offshore bank accounts	14	—	(43)	—
Interest income	9	74	227	197
Interest expense	—	(18)	—	(38)
Change in fair value of convertible promissory notes	—	(6,605)	—	(11,942)
Total other income / (loss)	23	(6,549)	184	(11,783)
Loss before income taxes and gain from equity method investment	(9,633)	(9,115)	(17,543)	(23,136)
Income tax expense	(1)	(204)	(3)	(420)
Gain from equity method investment	92	2,029	151	2,156
Net loss	(9,542)	(7,290)	(17,395)	(21,400)
Less: Net income attributable to non-controlling interests	—	72	—	104
Net loss attributable to LightInTheBox Holding Co., Ltd.	(9,542)	(7,362)	(17,395)	(21,504)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	133,293,041	134,604,556	133,679,564	134,531,762
—Diluted	133,293,041	134,604,556	133,679,564	134,531,762

Net loss per ordinary share
—Basic	(0.07)	(0.05)	(0.13)	(0.16)
—Diluted	(0.07)	(0.05)	(0.13)	(0.16)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.14)	(0.11)	(0.26)	(0.32)
—Diluted	(0.14)	(0.11)	(0.26)	(0.32)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2019	2018	2019

Net loss	(9,542)	(7,290)	(17,395)	(21,400)

Less: Interest income	9	74	227	197
Interest expense	—	(18)	—	(38)
Income tax expense	(1)	(204)	(3)	(420)
Depreciation and amortization	(153)	(634)	(306)	(1,262)
EBITDA	(9,397)	(6,508)	(17,313)	(19,877)

Less: Share-based compensation	(514)	(799)	(1,019)	(956)
Change in fair value of convertible promissory notes	—	(6,605)	—	(11,942)
Adjusted EBITDA*	(8,883)	896	(16,294)	(6,979)

* Adjusted EBITDA represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses.